EXHIBIT 99.1

Annual Meeting of Shareholders
to be held Wednesday, June 13, 2012

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 9, 2012

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 13, 2012

NOTICE IS HEREBY GIVEN that the 2012 annual meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C., on Wednesday, June 13, 2012, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2011 and the report of the auditor on those statements.

2.	To fix the number of directors for the ensuing year at six.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify and approve the Company’s existing stock option plan and certain amendments thereto as more particularly described in the Company’s management information circular dated May 9, 2012 accompanying this Notice of Meeting (the “Information Circular”).

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please read the Information Circular and enclosed proxy (the “Proxy”) and then complete, sign, date and return the Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or adjournment thereof. As set out in the notes to the Proxy, the Proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 9th day of May, 2012.

GOLD STANDARD VENTURES CORP.

By:	(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 9, 2012.

This Information Circular is being mailed by the management of the Company to everyone who was a shareholder of record of the Company on May 9, 2012, which is the date that has been fixed by the directors of the Company as the record date to determine the shareholders who are entitled to receive notice of the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2012 annual meeting of the shareholders of the Company that is to be held on Wednesday, June 13, 2012 at 10:00 a.m. (Vancouver time) at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C. The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to deliver proxy solicitation materials to the beneficial owners of the common shares of the Company (each, a “Common Share”).  The Company may pay the reasonable costs incurred by such persons in connection with such delivery.

Under the Company’s Articles, one shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or otherwise required, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

WHO CAN VOTE?

A registered shareholder, or a non-objecting beneficial owner (“NOBO”) whose name has been provided to the Company’s registrar and transfer agent, as at May 9, 2012, will appear on a list of shareholders prepared by the transfer agent for purposes of the Meeting and be entitled to attend and vote at the Meeting.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

METHODS OF VOTING

Voting in Person at the Meeting

To vote in person at the Meeting each registered shareholder or NOBO will be required to register with the Meeting by identifying themselves as such to the scrutineer. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, the Company invites you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.  See “Voting by Proxy at the Meeting”.

Voting by Proxy at the Meeting

Registered shareholders or NOBOs who do not wish to or cannot attend the Meeting in person may appoint someone else to attend the Meeting and act as their proxyholder to vote in accordance with their instructions. To do so, the registered shareholder or NOBO should sign, date and deliver the accompanying proxy, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it is received at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof.  In the case of a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Unregistered shareholders who receive the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.  See “Non-Registered Shareholders” below.

The persons named in the accompanying proxy are directors or executive officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY. A shareholder giving a proxy has the right to attend the Meeting, or appoint someone else to attend in his or her proxy at the Meeting and the proxy submitted earlier may be revoked in the manner described above under the heading “Revocation of Proxies” below.

The persons named in the accompanying proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such specifications, such Common Shares will be voted in favour of each of the matters referred to herein.  Each such matter is described in greater detail elsewhere in this Information Circular.

The accompanying proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  It is the intention of the persons designated in the accompanying proxy to vote in accordance with their best judgement on such matters or business.  At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-OBJECTING BENEFICIAL OWNERS

The Meeting Materials (as defined below) are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities laws from the Intermediary (as defined below) holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for:  (i) delivering these materials to you; and (ii) executing proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, NOBOs or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders are “non-registered shareholders” (“Non-Registered Holders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form.  The Non-Registered Holder must properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive the Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. As of May 9, 2012 there were 70,505,831 Common Shares issued and outstanding.

Only those common shareholders and NOBOs of record on May 9, 2012 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owns,  or exercises control or direction, directly or indirectly, over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	11,624,300 (1)	16.49%

(1)	This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co. and available through the Internet at www.sedi.ca.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2011 will be placed before you at the Meeting. A copy of these financial statements, together with the auditor’s report thereon, and management’s discussion and analysis, were mailed to those shareholders who returned the request for annual and interim financial statement return card mailed to shareholders in connection with the Company’s 2011 annual and special meeting and indicated to the Company that they wished to receive same. These financial statements and MD&A are also available for review on SEDAR. See Part 8 “OTHER INFORMATION – Additional Information” below.

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named under the heading “Nominees for Election” below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the fixing of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be fixed at six (6).

Nominees for Election

The board of directors of the Company (the “Board”) presently consists of seven (7) directors to be elected annually. At the Meeting, it is proposed to reduce the number of directors elected to six (6) directors to hold office until the next annual meeting or until their successors are duly elected or appointed. Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto state the names, provinces/states and countries of residence of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them, and the approximate number of Common Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at the date of this Information Circular. The biographical information set out below as to principal occupation of, and number of Common Shares owned by, each of the nominees, not being within the knowledge of the Company, has been furnished by the nominees. The Company has an Audit Committee and a Compensation Committee, the members of which are indicated below.

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)
Jonathan T. Awde (3) B.C., Canada President, CEO and Director	President and Chief Executive Officer of Gold Standard Ventures Corp.	July 13, 2010	4,078,500
David C. Mathewson Nevada, U.S.A. Vice-President – Exploration and Director	Mining and exploration geologist, 1968 to present; Vice-President, Exploration, Gold Standard Ventures Corp.	July 13, 2010	1,259,500
William E. Threlkeld (3) (4) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), since 2001	March 17, 2011	Nil
Richard S. Silas B.C., Canada Corporate Secretary and Director	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers, 1997 to present; Secretary, Gold Standard, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	926,850
Robert J. McLeod (4) B.C., Canada Director	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd. (TSXV – FMM), June 2003 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	Nil
David M. Cole Colorado, U.S.A. Director	President and Chief Executive Officer, Eurasian Minerals Inc. (TSX-V – EMX and AMEX - EMXX), March 2003 to present	March 29, 2012	Nil

(1)
Includes occupations for preceding five years unless the director was elected at the previous annual meeting and wasshown as a nominee for election as a director in the information circular for that meeting.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned,  or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of May 9, 2012. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of audit committee. Ewan S. Downie, who is the third member of the audit committee, is not standing for re-election as a director at the Meeting.

(4)	Member of compensation committee. Ewan S. Downie, who is the third member of the compensation committee, is not standing for re-election as a director at the Meeting.

The Company does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an audit committee whose members are indicated above.  See also Part 6 “AUDIT COMMITTEE” below.  The Company also has a compensation committee whose members are indicated above.  See Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders or Bankruptcy

Corporate Cease Trade Orders

Save and except as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard S. Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010.  See also Part 6 “AUDIT COMMITTEE – External Auditor Service Fees”.

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, to serve as auditor of the Company until the next annual meeting of the Company’s shareholders and to authorize the directors of the Company to fix its remuneration.

ANNUAL RATIFICATION OF AND AMENDMENT TO STOCK OPTION PLAN

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) specifies that all listed issuers must implement a stock option plan. Effective July 13, 2010, the Company adopted, in conjunction with the completion of its reverse takeover of JKR Gold Resources Inc. (“JKR Gold”), a new incentive stock option plan (the “Option Plan”) for the Company’s directors, officers, employees and consultants. On June 28, 2011, the shareholders of the Company approved an amendment to the Option Plan to reflect certain changes to the Income Tax Act (Canada) regarding the Company’s obligation to withhold certain taxes payable upon the exercise of stock options. The Option Plan is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of Common Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Common Shares from time to time.  Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

The material terms of the Option Plan are as follows:

1.
The number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of shares subject to option, in the aggregate, not exceed 10% of the Company’s then issued shares;

(b)	no more than 5% of the issued shares of the Company may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” shareholder approval);

(c)	no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

(d)	no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2.
The exercise price of the options cannot be set at less than the last closing price of the Company’s shares on the stock exchange on which the Common Shares of the Company are then listed on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.
All options are non-assignable and non-transferable and, if granted at an exercise price less than market, will be legended with a four month Exchange hold period commencing on the date the stock options are granted;

5.
The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.
The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.
In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Common Shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase Common Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.
Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the Common Shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all Common Shares under their option, including in respect of Common Shares available under the option that are not otherwise vested at that time.

10.
Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

Amending Provision

Currently, the types of amendments which can be made to the Option Plan without shareholder approval are restricted to changes made from time to time in order to comply with the rules and policies of applicable regulatory authorities including the Exchange.  Save as aforesaid, all amendments to the Option Plan, material or not, must be approved by the shareholders.  In order to provide the Board with greater flexibility to make changes to the Option Plan of a “housekeeping” nature or that will not otherwise materially impact the Company or its shareholders, the Board is seeking approval to adopt a specific amending provision to the Option Plan (the “Amending Provision”) which will set out the specific types of amendments that can and cannot be made without shareholder approval.

Under the Amending Provision, the following types of amendments would require Shareholder approval:

•	an increase in the maximum number of Common Shares issuable under the Option Plan;
•	a reduction in the exercise price of outstanding stock options held by insiders;
•	a cancellation of an option for the purpose of exchange for reissuance at a lower exercise price to the same person;
•
extension of the expiry date of an outstanding stock option, except where the expiry date is extended because it would have occurred during a trading blackout, or has been accelerated due to the death, retirement, disability or otherwise of the optionee, provided however, that the stock option cannot be extended beyond the expiry date originally set at the time of the option grant;

•	permission to a grant of stock options with an expiry date of more than 10 years from the date of grant;
•	an amendment to the transferability provision, other than to permitted assigns or for estate planning or estate settlement purposes;
•	an amendment to the Amending Provision; and
•	an expansion of the class of participants to whom stock options may be granted.

All other types of amendments could be made by the Board without shareholder approval.  The following are some examples of the types of amendments that could be made without shareholder approval:

•	amendments of a ‘‘housekeeping’’ nature, including those required to clarify any ambiguity or rectify any inconsistency in the Option Plan;
•	amendments required to comply with mandatory provisions of applicable law, including the rules and policies of the Exchange;
•	amendments which are advisable to accommodate changes in tax laws;
•	extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the stock option grant;
•	amendments to the vesting provisions of any grant under the Option Plan; and
•
amendments to the terms of stock options in order to maintain stock option value in connection with a conversion, change, reclassification, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, change of control or takeover bid or similar type of transaction involving the Company.

Expiry Dates during Trading Blackouts

As part of the Company’s corporate governance initiatives, the Company imposes trading restrictions from time to time that prevent officers, directors, and employees from transacting in the Company’s securities.  The Board proposes to amend the Option Plan to include a provision (the “Trading Blackout Provision”) that if a stock option expiry date falls on a date which is during or within 2 business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

The full text of the Option Plan is available for review at the Company’s head office located at #610 – 815 West Hastings Street, Vancouver, B.C. during regular business hours before the Meeting and at the Meeting.

At the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1.
the Option Plan, as amended by the Amending and Trading Blackout Provisions described in the Company’s Information Circular dated May 9, 2012, be and is hereby ratified, confirmed, authorized and approved;

2.
the reservation under the Option Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Option Plan be and the same is hereby authorized and approved; and

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board has determined that the Amending and Trading Blackout Provisions are in the best interests of the Company and unanimously recommends that the shareholders vote in favour of ratifying and approving the Option Plan, as amended.

Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the approval of the Option Plan including the Amending and Trading Blackout Provisions, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four "Named Executive Officers" during the financial year ended December 31, 2011 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
David C. Mathewson	-	Vice-President, Exploration
Richard S. Silas	-	Secretary

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Company’s shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing shareholder value, achieving corporate performance that meets pre-defined objective criteria, improving operations and executing on corporate strategy.  The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Goals and Objectives

The Board has established a compensation committee (the “Compensation Committee”) which is currently comprised of Robert J. McLeod (Chair), Ewan S. Downie and William E. Threlkeld.

The purpose of the Compensation Committee is to make recommendations to the Board regarding (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior natural resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis.  The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s Chief Executive Officer.  In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers.  Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs and successes, acquisitions, joint ventures and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants are made by the Board based on input from the Compensation Committee and Chief Executive Officer, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) and long-term incentive compensation (share options).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market.  After base fee or salary, options are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build shareholder value. The amount of options granted is proportional to the recipient’s position in the Company.  Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a fraction of base fee or salary.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance.  Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. However, when reviewing external data, the Compensation Committee does not engage in benchmarking for the purpose of establishing base fee or salary levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies. In the Compensation Committee’s view, external data provides insight into external competitiveness within the market segment for junior natural resource issuers, but it is not an appropriate single basis for establishing compensation levels and external data is considered along with the other factors set out in this Information Circular. Nonetheless, the Compensation Committee does informally compare the Company’s compensation practices with that of other junior natural resource issuers of similar size and assets and may consider benchmarking in the future.  Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Short-Term Incentives

The Company provides senior executives (including the Named Executive Officers) with the opportunity to receive discretionary cash bonuses as determined by the Board based on the recommendations of the Compensation Committee and having regard to individual and corporate performance over the past financial year.  Bonuses are primarily designed to align the financial interests and personal motivation of the Named Executive Officers with the interests of the Company and are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board.  See the “Summary Compensation Table” below for details of the discretionary bonuses paid to the Named Executive Officers of the Company for the fiscal year ended December 31, 2011.

Long-Term Incentives

The Company’s long-term incentive compensation for senior executives (including the Named Executive Officers) is provided through stock option grants under the Option Plan, which permits the granting of options to purchase up to a maximum of 10% of the then issued and outstanding Common Shares. Each Named Executive Officer is eligible for option grants as determined by the Board, based on the recommendation of the Compensation Committee and input from the Chief Executive Officer. Subject to the terms of the Option Plan and the rules and policies of the Exchange, the number of options and the exercise price of all options, are dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success.  The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the Exchange.

Participation in the Option Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and shareholder value, as the value of the options is directly dependent on the market valuation of the Company.  As such, stock options reward overall corporate performance, as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company.  Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within the Company and to ensure equity and fairness in the granting process. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of the Company’s shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire two to five years from the date of grant.

See Part 3 “THE BUSINESS OF THE MEETING  – Annual Ratification of and Amendment to Stock Option Plan” for details of the material terms of the Company’s Option Plan.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for each of the Company’s three most recently completed financial years whose total compensation was more than $150,000. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year (1)	Salary	Share based Awards	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation ($) (3)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO	2011 2010 2009	$175,000 (4) (5) $149,405 (4) $102,938 (4)	Nil Nil Nil	$134,453 (6) $177,711 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil	$40,000 (7) Nil (8) Nil (8)	$349,453 $327,116 $102,938
Michael Waldkirch CFO	2011 2010 2009	$108,000 (9) $18,000 (9) Nil	Nil Nil Nil	$76,626 (10) $118,474(10) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$54,000 (11) Nil (12) Nil	$238,626 $136,474 Nil
David C. Mathewson VP, Exploration	2011 2010 2009	$148,365 $154,545 $66,769	Nil Nil Nil	$59,757 (13) $246,694(13) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$19,782 (14) Nil Nil	$227,904 $401,239 $66,769
Richard S. Silas Secretary	2011 2010 2009	$105,000 (15) $30,000(15) Nil	Nil Nil Nil	$44,818 (16) $118,471(16) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	9,000 (17) (18) Nil (17) Nil	$158,818 $148,471 Nil

Notes:

(1)
Effective July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR Gold Resources Inc. (“JKR Gold”) in exchange for 24,784,571 common shares resulting in the former shareholders of JKR Gold acquiring control of the Company (the “Acquisition”). Legally, the Company is the parent of JKR Gold, however, the acquisition has been accounted for as a reverse acquisition by JKR Gold, the legally subsidiary, being treated as the accounting parent and the Company, the legal parent, being treated as the accounting subsidiary. Accordingly, the compensation figures for 2009 and 2010 represent the total compensation paid to the Named Executive Officers by JKR Gold for 2009 and 2010 and that paid by the Company in 2010 from the date of the Acquisition on July 13, 2010 to December 31, 2010. The 2011 figures represent the total compensation paid to the Named Executive Officers by the Company and JKR Gold on a consolidated basis.

(2)
Refer to options granted under the Company’s Option Plan. See “Incentive Plans Awards” below. Based on the weighted average fair value of stock options granted during the fiscal years ended December 31, 2011 and December 31, 2010. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming the following: 2011 – life expectancy of 3 to 5 years, a risk free rate of 0.95% to 0.97%, a forfeiture rate of 0% and volatility of 125%; 2010 - life expectancy of 2 to 5 years, a risk free rate of 0.65% to 0.87%, a forfeiture rate of 0% and volatility of 125%.

(3)
The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total compensation for the financial year.

(4)	This amount was paid to a private company controlled by Mr. Awde.

(5)
Effective March 1, 2011, the management fee paid to the private company controlled by Mr. Awde increased from $12,500 to $15,000 per month in accordance with the terms of the underlying agreement which provided for such increase in the event Company completed an equity financing of not less than $10,000.000.  On March 3, 2011, the Company completed a non-brokered private placement of 12,578,947 common shares at a price of $0.95 per share for gross proceeds of $11,950,000.  This figure reflects the lower management fee of $12,500 paid in January and February, 2011.

(6)
During the year ended December 31, 2011 Mr. Awde was granted options to purchase a total of 225,000 common shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Awde was granted options to purchase a total of 300,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(7)	During the year ended December 31, 2011, a discretionary bonus of $40,000 was paid to a private company controlled by Mr. Awde.

(8)	During the year ended December 31, 2010, interest of $9,860 (2009 - $8,532) was paid to a private company controlled by Mr. Awde.

(9)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(10)
During the year ended December 31, 2011 Mr. Waldkirch was granted options to purchase a total of 105,000 common shares of the Company for a period of five years at an exercise price of $0.71 per share (as to 75,000 shares) and $1.26 per share (as to 30,000 shares).  During the year ended December 31, 2010 Mr. Waldkirch was granted options to purchase a total of 200,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(11)
Of this amount, $34,000 was paid to a private company controlled by Mr. Waldkirch for professional fees.  The balance of $20,000 was paid to a private company controlled by Mr. Waldkirch in the form of a discretionary bonus.

(12)	During the year ended December 31, 2010, interest of $5,080 was paid to a private company controlled by Mr. Waldkirch.

(13)
During the year ended December 31, 2011 Mr. Mathewson was granted options to purchase a total of 100,000 common shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Mathewson was granted options to purchase a total of 400,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share (as to 300,000 shares) and $0.82 per share (as to 100,000 shares).

(14)	This amount was paid to Mr. Mathewson in the form of a discretionary bonus.

(15)	This amount was paid to a private company controlled by Mr. Silas for administrative management and secretarial fees.

(16)
During the year ended December 31, 2011 Mr. Silas was granted options to purchase a total of 75,000 common shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Silas was granted options to purchase a total of 200,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(17)	During the year ended December 31, 2011, rent of $73,575 (2010 - $30,656) was paid to a private company controlled by Mr. Silas.

(18)	This amount was paid to a private company controlled by Mr. Silas in the form of a discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2011:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Jonathan T. Awde President and CEO	300,000 225,000	$0.65 $0.71	July 13, 2015 Jan. 25, 2016	$30,000 $9,000	N/A N/A	N/A N/A
Michael N. Waldkirch CFO	200,000 75,000 30,000	$0.65 $0.71 $1.26	July 13, 2015 Jan. 25, 2016 June 29, 2016	$20,000 $3,000 Nil	N/A	N/A
David C. Mathewson VP, Exploration	300,000 100,000 100,000	$0.65 $0.82 $0.71	July 13, 2015 Oct. 6, 2015 Jan. 25, 2016	$30,000 Nil $4,000	N/A N/A N/A	N/A N/A N/A
Richard S. Silas Secretary	200,000 75,000	$0.65 $0.71	July 13, 2015 Jan. 25, 2016	$20,000 $3,000	N/A N/A	N/A N/A
TOTAL	1,605,000			$119,000.00

(1)
Based on the difference between the closing price of the Company’s Common Shares on the Exchange on December 30, 2011 (being the last trading day of 2011) of $0.75 and the stock option exercise price, multiplied by the number of Common Shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2011, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Jonathan T. Awde President and CEO	Nil	N/A	N/A
Michael N. Waldkirch CFO	Nil	N/A	N/A
David C. Mathewson VP, Exploration	Nil	N/A	N/A
Richard S. Silas Secretary	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2011.

See also Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of and Amendment to Stock Option Plan” for details regarding the material provisions of the Company’s Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company has entered into consulting and/or employment agreements (collectively the “Consulting Agreements”) with the Named Executive Officers (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. An amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs.  Each Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a shareholder of the Company; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting shares of the Company are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries); and (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value, (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $1,911,996 or approximately $477,999 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries; (b) a change of control of the Company or any of its subsidiaries; or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2011. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2011.

	Jonathan T. Awde ($)	Michael N. Waldkirch ($)	David C. Mathewson ($) (1)	Richard S. Silas ($)
Termination Without Cause/Constructive Dismissal Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	360,000.00 Nil 80,000.00 39,000.00 Nil	216,000.00 Nil 40,000.00 23,000.00 Nil	305,100.00 Nil 39,564.00 34,000.00 Nil	216,000.00 Nil 18,000.00 23,000.00 Nil
Triggering Event Following a Change in Control Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	540,000.00 Nil 120,000.00 39,000.00 Nil	324,000.00 Nil 60,000.00 23,000.00 Nil	457,650.00 Nil 59,346.00 34,000.00 Nil	324,000.00 Nil 27,000.00 23,000.00 Nil

(1)	All amounts paid in US$ have been converted to C$ using the closing exchange rate on December 30, 2011 (the last business day of 2011) as reported by the Bank of Canada of C$1.0170 for every US$1.00.

(2)	Based on the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal year ended December 31, 2011.

(3)
Assumes the exercise of all vested “in-the-money” options on December 31, 2011. The closing price of the Company’s shares on the Exchange on December 30, 2011 (the last trading day of 2011) was $0.75 per share.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members.  In considering the directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Commencing October 1, 2011, the Board adopted a policy of paying its non-executive directors an annual fee of $24,000 ($2,000 per month) as payment for their services as directors of the Company. William E. Threlkeld, who is FCMI’s nominee director on the Board, has voluntarily waived payment of such fee.  See Part 8 “OTHER INFORMATION - Interest of Informed Persons in Material Transactions”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company.

Directors are also eligible to participate in the Company’s Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2011.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2011.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
Ewan S. Downie.	$6,000	Nil	$29,879	Nil	Nil	$35,879
Robert J. McLeod	$6,000	Nil	$29,879	Nil	Nil	$35,879
William E. Threlkeld	Nil	Nil	$213,699	Nil	Nil	$213,699
TOTAL	$12,000	Nil	$273,457	Nil	Nil	$285,457

(1)
Refer to options granted under the Company’s Option Plan. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. Based on the weighted average fair value of stock options granted during the fiscal year ended December 31, 2011. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming for 2011 a life expectancy of 5 years, a risk free rate of 0.95% to 0.97%, a forfeiture rate of 0% and volatility of 125%.

(2)
Compensation information for Jonathan T. Awde, David C. Mathewson and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2011:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Ewan S. Downie	150,000 50,000	$0.65 $0.71	July 13, 2015 Jan. 25, 2016	$15,000 $2,000	N/A N/A	N/A N/A
Robert J. McLeod	150,000 50,000	$0.65 $0.71	July 13, 2015 Jan. 25, 2016	$15,000 $2,000	N/A N/A	N/A N/A
William E. Threlkeld	200,000	$1.27	March 17, 2016	Nil	N/A	N/A

(1)	The Company has not granted any share-based awards.

(2)
Based on the difference between the closing price of the Company’s common shares on the Exchange on December 30, 2011 (the last trading day of 2011) of $0.75 and the stock option exercise price, multiplied by the number of Common Shares under option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2011, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Ewan S. Downie	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A
William E. Threlkeld	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2011.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2011, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	4,035,000	$0.83	2,032,685
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,035,000		2,032,685

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

1.           The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Exhibit A to this Information Circular.

2.           Composition of Audit Committee

The audit committee is comprised of three directors, being Jonathan T. Awde (Chair), Ewan S. Downie and William E. Threlkeld. Both Ewan S. Downie and William E. Threlkeld are considered “independent” as that term is defined in applicable securities legislation.   Jonathan T. Awde is the President and Chief Executive Officer of the Company and therefore is not independent.

All three audit committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and are therefore considered “financially literate”.

3.           Relevant Education and Experience

All of the audit committee members are businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Jonathan T. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc. Mr. Awde has been involved with and held senior management positions with Canadian publicly traded companies since 2007 and is currently the President and Chief Executive Officer of the Company and the person primarily responsible for the implementation and execution of the Company’s business plan and operations.

Ewan S. Downie is the President and Chief Executive Officer of Premier Gold Mines Ltd., a Canadian based mineral exploration company listed on the TSX experienced in discovering and developing gold deposits in Ontario. Mr. Downie is also involved with the following companies as a director: Source Exploration, Mega Precious Metals Inc., Newstrike Resources Ltd. and Benton Resources Corp.

William E. Threlkeld is a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld holds a Master of Science in Economic Geology from the University of Western Ontario.

4.           Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2011, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

5.           Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2011, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

6.           Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. However, subject to the requirements of NI 52-110, the audit committee is responsible for pre-approving, on a case by case basis, all non-audit services prior to their presentation to the Board for final approval.

7.           External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor. Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2011	$50,000.00 (1)	$Nil (1)	$Nil (1)	$24,200.00 (1)
December 31, 2010	$40,800.00	$Nil	$Nil	$20,400.00

(1)	Estimate only.

8.           Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices. As a “venture issuer” the Company is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

1.           Board of Directors

Structure and Composition

The Board is currently composed of seven directors. For personal reasons, Ewan S. Downie has decided not to stand for re-election as a director and accordingly and it is proposed to decrease the number of directors to six at the Meeting.

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Of the current directors, Jonathan T. Awde, as President and CEO of the Company, David C. Mathewson, as Vice-President, Exploration and Richard S. Silas, as Secretary, are “inside” or management directors and accordingly are considered “non-independent”. Ewan S. Downie, Robert J. McLeod, William E. Threlkeld and David M. Cole, as outside directors, are considered independent.

While, following the 2012 annual meeting, the Board expects to be comprised of an equal number of “independent” and “non-independent” directors, it is the objective of the Company to strive to attain a majority of independent Board members.

Mandate of the Board

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Committees of the Board of Directors” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.  During the year, the Board codified its mandate in a formal Charter of Board of Directors, a copy of which is available for review on the Company’s website at www.goldstandardv.com

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Although, following the Meeting, the Board expects to be comprised of an equal number of “independent” and “non-independent” directors, the Company satisfies the Exchange’s requirement that an issuer must have at least two independent directors (as such term is defined in the Exchange’s policies). Given the size of the Company’s current operations, the Board believes that the independence of the Board from management is not compromised by such composition. The Board believes that the fiduciary duties placed on management by the Company’s governing corporate legislation and common law and the restrictions on an individual director’s participation in decisions of the Board in which the director has an interest under applicable corporate and securities legislation provide the “independent” directors with significant input and leadership in exercising their responsibilities for independent oversight of management.

In addition, each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances and although the independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent members do occasionally schedule such meetings and, at each meeting of the Board, the independent members are afforded the opportunity to meet separately in camera and if so desired, to meet separately with management. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the Board meeting forum and the Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Directorships

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer	Position
Jonathan T. Awde	N/A	N/A
David C. Mathewson	Nevada Gold Holdings Inc.	Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President
Richard S. Silas	Blue River Resources Ltd.	Director
Ewan S. Downie	Premier Gold Mines Limited Benton Resources Corp. Mega Precious Metals Inc. Newstrike Resources Ltd. Source Exploration Corp.	President, CEO and director Director Director Director Director
Robert J. McLeod	Full Metal Minerals Ltd. Revolution Resources Corp. Silverquest Resources Ltd. Valhalla Resources Ltd. Vendetta Mining Corp. Entourage Metals Ltd. Vigilante Metals Inc. Full Metal Zinc Ltd.	CEO and director Director Director Director Director Director Director Director

The above information has been provided by the directors and has not been independently verified by the Company.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Conduct (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination and Assessment

Given its current size and stage of development, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. Nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President, and proposed directors’ credentials are reviewed in advance of a Board meeting with one or more members of the Board prior to the proposed director’s nomination.

New directors are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.  However, there is no formal orientation for new members of the Board, and this is considered to be appropriate, given the Company’s size and current operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies.  Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.  Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

Committees of the Board of Directors

At the present time, the Board of Directors of the Company has appointed two formal committees, being the Audit Committee and the Compensation Committee.

The audit committee is comprised of Jonathan T. Awde (Chair), Ewan S. Downie and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see Part 6 “AUDIT COMMITTEE” in this Information Circular.

The Compensation Committee is comprised of Robert J. McLeod (Chair), Ewan S. Downie and William E. Threlkeld  and is primarily responsible for making recommendations to the Board regarding executive compensation. See “Compensation” below.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Compensation

The Compensation Committee is comprised of Robert J. McLeod (Chair), Ewan S. Downie and William E. Threlkeld, each of whom is considered “independent” as that term is defined in applicable securities legislation.

All three compensation committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the Exchange, since June 2003.  He is also a director of various other publicly listed companies including Revolution Resources Corp. (TSX–RV), Valhalla Resources Ltd. (TSXV-VH) and Entourage Metals Ltd. (TSXV-EMT), and a former Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004. From 2000 to 2003 Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

See Part “6 – “AUDIT COMMITTEE – Relevant Education and Experience” for a description of the relevant skills and experience of Ewan S. Downie and William E. Threlkeld.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.  See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so, save and except as follows:

1.
David C. Mathewson, the Vice-President, Exploration and a director of the Company, is the owner of 263 unpatented mining claims which are the subject of certain mining leases forming part of the Company’s CVN project located in Eureka County, Nevada. Pursuant to the terms of such leases, Mr. Mathewson is entitled to receive annual lease payments and royalties as follows:

Description of Lease	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 with respect to 172 unpatented mining claims located in Eureka County, Nevada
US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 with respect to 91 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

JKR Gold first acquired the option to purchase the above mining leases from an arm’s length third party on August 31, 2009.  Subsequent to acquiring such option, Mr. Mathewson was appointed Vice-President, Exploration of JKR Gold.  Effective July 13, 2010, the Company acquired all of the issued and outstanding shares of JKR Gold pursuant to the Acquisition.

2.
Pursuant to the terms of his Consulting Agreement, Mr. Mathewson is entitled to receive a net smelter return royalty of 0.5% to 1.0% on all properties generated by him and acquired by the Company, by way of staking or lease, subject to certain provisions including a buy-down provision of the royalty on any leased properties for US$500,000 per 0.5%.

3.
FCMI Parent Co. (“FCMI”) acquired, by way of private placement, a total of 11,000,000 common shares of the Company at a price of $0.95 per share for an aggregate subscription price of $10,450,000 on March 3, 2011. It is a term of FCMI’s subscription agreement that for a period of two years after closing of the private placement and provided that FCMI beneficially owns not less than ten (10%) percent of the issued and outstanding common shares of the Company, FCMI shall have the right to (a) nominate one member to the Company’s board of directors, and (b) participate, on a pro rata basis, in any future equity financing undertaken by the Company (excluding stock options granted pursuant to the Company’s 2010 Stock Option Plan and existing share purchase warrants).  William E. Threlkeld is FCMI’s nominee director on the Board.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of  a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors), save and except for the ratification and approval of the Option Plan and the proposed amendments thereto as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of and Amendment to Stock Option Plan”..

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011.  You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567.  You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

BOARD APPROVAL

The Board of Directors of the Company has approved the contents and the delivery of the Information Circular to its shareholders.

DATED at Vancouver, British Columbia, this 9th day of May, 2012.

BY ORDER OF THE BOARD (signed) “Jonathan T. Awde” Jonathan T. Awde President and Chief Executive Officer

EXHIBIT A

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

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AUDIT COMMITTEE CHARTER

I	PURPOSE

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by: (i) reviewing and reporting on the financial information which will be provided to shareholders and other stakeholders, the system of corporate internal controls which management and the Board have established, and the audit process; (ii) identifying the principal risks of the Corporation and its subsidiaries and ensuring the implementation of appropriate systems to monitor those risks; and (iii) reviewing accounting principles and reviewing compliance with applicable legal and regulatory requirements.

II	COMPOSITION AND TERM OF OFFICE

A.
Members of the Committee are generally appointed by the Board for a one year term at the first meeting of the Board of the Corporation following the annual general meeting. It is comprised of not less than three (3) directors, the majority of whom must be independent Directors. Members of the Committee shall be financially literate1, provided that if any member is not financially literate at the time of his or her appointment he or she must become financially literate within a reasonable time following such appointment.

B.	The Chair of the Committee shall be appointed by the Board.

C.	The CFO will act as the management liaison for the Committee.

D.	The Committee will meet not less than four times per year.

_______________________
1 Financial literacy means the ability to read and understand a set of financial statements that present a breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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E.	The quorum for the Committee is a majority of members.

III	FINANCIAL REPORTING

A.
Review and recommend to the Board the annual financial reports (annual information form, management information circular. National Instrument 52-110F1, financial statements, MD&A, reports to shareholders and related press releases) for approval.

B.	Review and recommend to the Board the quarterly financial reports (financial statements, MD&A, reports to shareholders and related press releases) for approval.

C.
Be satisfied that for all other public disclosures or information that is extracted or derived from the financial statements, management has procedures in place to review such information, and periodically assess the adequacy of such procedures.

D.	Review and approve any other press releases that relate to material financial disclosures.

E.	Review and recommend any changes to accounting policies to the Board.

F.
Review with the auditors any areas of judgment or where estimates have been made, including effects of alternatives under generally accepted accounting principles or international financial reporting standards, as applicable.

IV	OTHER REVIEW PROCEDURES

A.	Review with management the opportunities and risks inherent in the business and the effectiveness of the controls thereon, including risk mitigation and management strategies.

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Corporate Governance Manual

B.
Oversee management reporting on and review of adequacy of internal controls (while it is senior management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Committee to ensure that management has done so).

C.
Gain reasonable assurance that the Corporation complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure.

D.	Confirm or review the Corporation’s disclosure policy.

E.	Review policies and compliance with policies that require significant actual or potential liabilities, contingent or otherwise, to be reported to the committee in a timely fashion.

F.	Review annually the reasonableness of the expenses of the President and CEO and CFO.

V	EXTERNAL AUDITORS

A.
The external auditor reports directly to the Committee with unrestricted access and will meet at least annually with the Committee or more frequently as determined necessary or desirable by the Committee. Matters discussed will include the annual audit, quarterly reviews (if applicable), the quality of the Corporation’s accounting policies and principles, and the adequacy and effectiveness of the Corporation’s internal control and management information systems. In-camera sessions with the external auditors will be held annually or as determined by the Committee.

B.	Provide approval and recommend to the Board the engagement of the external auditors, their remuneration, or their discharge.

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Corporate Governance Manual

C.	Provide oversight to the audit engagement by way of a direct reporting relationship with the external auditor and ensure their independence.

D.	Review external audit plans for the year.

E.	Review with the external auditors any difficulties which arose during the course of their engagement and the ongoing relationship with management.

F.
Pre-approve all audit and non-audit services to be provided by the external auditor (which may be delegated to one or more members of the Committee for ratification at the next scheduled Committee meeting).

G.	Review and approve any hiring of partners/employees of the external auditors.

VI	OTHER

A.
Establish procedures for receipt, retention and treatment of complaints and concerns regarding accounting matters, internal accounting controls and auditing matters or related questionable practices, including anonymous submissions by employees.

B.	Ensure for each meeting that minutes are recorded, drafted and circulated on a timely basis to committee members.

C.	Confirm or amend the Committee’s charter annually, for review by external auditors and legal counsel and approval by the Board.

D.	Prior to renewals, review Director and Officer Liability insurance and other corporate insurance coverage, including the credit quality of its insurance carriers and re-insurers.

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